SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Accredited Home Lenders Holding Co.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number)

Craig E. Marcus, Esq.

Ropes & Gray LLP

One International Place

Boston, MA 02110-2624

(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2007

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 00437P107	Page 2 of 8

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 2,098,648 shares of Common Stock (See Item 5)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,098,648 shares of Common Stock (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,098,648 shares of Common Stock (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.4% (See Item 5)
14.	TYPE OF REPORTING PERSON (See instructions) IN

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Accredited Home Lenders Holding Co. (the “Issuer”). The principal executive office of the Issuer is 15253 Avenue of Science, San Diego, California 92128.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed on behalf of Michael A. Roth and Brian J. Stark (collectively, the “Reporting Persons”) as joint filers pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons, together with the entities referred to in the third paragraph of Item 5(a)-(b) are collectively referred to herein as “Stark.”

(b) The principal place of business of the Reporting Persons is Stark Investments, 3600 South Lake Drive, St. Francis, Wisconsin 53235-3716.

(c) See Items 2(b), 5(a) and 5(b). The principal business of Stark Offshore and Stark Global Management (each as defined in Item 5(a)-(b)) is providing investment management services to investment partnerships and other entities, including Stark Master and Stark Global (each as defined in Item 5(a)-(b)). The principal occupation or employment of each of the Reporting Persons is serving as the Managing Members of certain investment management entities, including Stark Offshore and Stark Global Management.

(d) Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Available net assets were used to purchase the shares of Common Stock referred to in this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $26,393,519.21 (excluding commissions).

Item 4.	Purpose of Transaction.

(a)-(j) On June 4, 2007, the Issuer, LSF5 Accredited Investments, LLC (“Parent”) and LSF5 Accredited Merger Co., Inc. (“Purchaser”) entered into an agreement and plan of merger, which was subsequently amended on June 15, 2007 (as so amended, the “Merger Agreement”), pursuant to which Parent, subject to the satisfaction or waiver of customary conditions, agreed to acquire the Issuer. Under the terms of the Merger Agreement, the Purchaser agreed to commence a tender offer (the “Offer”) to purchase all outstanding shares of the Issuer’s Common Stock at a price of $15.10 per share. In addition, pursuant to the terms of a letter agreement dated June 4, 2007 (the “Guaranty Letter”), Lone Star Fund V (U.S.), L.P. (“Lone Star”) guaranteed certain obligations of the Parent and the Purchaser under the Merger Agreement, including the consideration to be paid by the Purchaser in the Offer. The foregoing description of the Merger Agreement and the Guaranty Letter is qualified in its entirety by reference to such agreements.

The Reporting Persons previously filed a Schedule 13G on July 5, 2007 (the “Schedule 13G”). Stark Master and Stark Global acquired the shares of Common Stock reported both therein and herein for investment purposes and in part to potentially tender such shares into the Offer. The acquisitions of the shares of Common Stock by Stark Master and Stark Global were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Stark Master and Stark Global have tendered their shares into the Offer and the Reporting Persons have no present intention of withdrawing any such shares from the Offer. However, the Reporting Persons may at a future date determine that it is in Stark’s best interest to withdraw such shares from the Offer, and may in such case proceed with a withdrawal of such shares.

The Reporting Persons are filing this Schedule 13D to supersede their previously filed Schedule 13G to report a change in their intentions. On September 7, 2007, Stark Investments sent a letter to the Issuer (the “Letter”), urging the board of directors to continue to pursue all available remedies under the Merger Agreement in order to consummate the Offer and the other transactions contemplated by the Merger Agreement, as described therein. A copy of the Letter is attached hereto as Exhibit 2 and is incorporated herein by reference. The Reporting Persons have engaged, and intend to continue to engage, in communications with one or more officers, directors and/or representatives or agents of the Issuer and/or other persons, and may in the future also engage in communications with one or more shareholders of the Issuer and other relevant parties, regarding the Issuer, including but not limited to its operations, its business strategies, its capital structure and potential changes thereto, its need to raise additional debt or equity capital and/or its strategic alternatives, including matters with respect to the Offer and the Merger Agreement. As part of such communications, Stark may advocate one or more courses of action.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, at any time, change or reconsider their position and/or their purpose with regard to any or all of the foregoing. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to Stark, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of, or any hedging or similar transactions with respect to, the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above and there can be no assurance as to the outcome of the pending litigation involving the Issuer, the Parent, the Purchaser and Lone Star or whether the Offer and the other transactions contemplated by the Merger Agreement will be consummated on their terms or at all. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Except as described in this Item 4 or would occur upon completion of any of the transactions discussed herein, as of the date of this statement the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons currently beneficially own an aggregate of 2,098,648 shares of Common Stock, or 8.4% of the outstanding shares of Common Stock of the Issuer, which the Issuer has indicated in its Form 10-K for the fiscal year ended December 31, 2006 to be 25,124,190 shares as of July 26, 2007. The foregoing amount of Common Stock and percentage ownership represent the combined beneficial ownership of Michael A. Roth and Brian J. Stark. The Reporting Persons share the power to vote or direct the vote and dispose of or direct the disposition of the shares of Common Stock referred to in this Schedule 13D.

The Reporting Persons previously filed the Schedule 13G on July 5, 2007 reporting their beneficial ownership of 1,470,880 shares of the Issuer’s Common Stock, representing approximately 5.9% of such class. Between the date of the event that required filing of that Schedule 13G and the date of this Schedule 13D, the Reporting Persons acquired beneficial ownership of an additional 627,768 shares of the Issuer’s Common Stock, representing approximately 2.5% of such class. This Schedule 13D reports all of the shares of Common Stock previously reported on the Schedule 13G and the additional shares of Common Stock of which beneficial ownership was acquired by the Reporting Persons after the date of the event requiring the Schedule 13G filing, bringing the Reporting Persons’ aggregate beneficial ownership to 2,098,648 shares of Common Stock, or 8.4% of such class.

All of the foregoing represents an aggregate of 2,098,648 shares of Common Stock held directly by Stark Master Fund Ltd. (“Stark Master”) and Stark Global Opportunities Master Fund Ltd. (“Stark Global”). The Reporting Persons direct the management of Stark Offshore Management LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Stark Master. The Reporting Persons direct the management of Stark Global

Opportunities Management LLC (“Stark Global Management”), which acts as the investment manager and has sole power to direct the management of Stark Global. As the Managing Members of Stark Offshore and Stark Global Management, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

(c) Since July 13, 2007, the Reporting Persons effected no transactions in the Common Stock other than those set forth in the following table:

Date	Name of Entity Effecting the Transactions	No. of Shares[1]	Average Price (U.S. $)[2]	Broker
7/19/2007	Stark Master	38,824	12.9998	Keefe Bruyette & Woods
7/19/2007	Stark Global	3,376	12.9998	Keefe Bruyette & Woods
7/24/2007	Stark Master	18,400	10.5159	Jones Trading
7/24/2007	Stark Global	1,600	10.5159	Jones Trading
7/26/2007	Stark Master	-194,767	10.8801	Jones Trading
7/26/2007	Stark Global	-5,233	10.8801	Jones Trading
8/2/2007	Stark Master	212,806	5.0308	Jones Trading
8/6/2007	Stark Master	-195,273	8.1098	Jones Trading
8/6/2007	Stark Global	-4,727	8.1098	Jones Trading
8/13/2007	Stark Master	100,000	6.3087	Jones Trading

[1]	Represents the aggregate number of shares acquired or sold, as applicable, by the identified entity on the specified date through the specified broker.
[2]	Represents the aggregate price paid or received, as applicable, for all shares listed in such row divided by such number of shares.

All of the above transactions were effected in the open market on the Nasdaq Global Market. All of the above transactions were purchases, except for the transactions on July 26 and August 6, 2007, which are reflected as negative share amounts in the above table and were sales.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

Exhibit 2 – Letter dated September 7, 2007 from Stark Investments to the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2007

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of Schedule 13D with respect to the shares of Common Stock, par value $.001 per share, of Accredited Home Lenders Holding Co. and any amendments to such statement on Schedule 13D executed by each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 11, 2007.

MICHAEL A. ROTH
/s/ Michael A. Roth

BRIAN J. STARK
/s/ Brian J. Stark

Exhibit 2

[Stark Investments Letterhead]

September 7, 2007

Via Fax (858-676-2170) and Express Delivery

Accredited Home Lenders Holding Co.

15253 Avenue of Science

Building 1

San Diego, CA 92128

Attention: Board of Directors

Ladies and Gentlemen:

Stark Investments and its affiliated investment funds (collectively, “Stark”) hold approximately 8.2% of the outstanding common shares of Accredited Home Lenders Holding Co. (“Accredited”). Based upon publicly available information, Stark appears to be Accredited’s second largest shareholder. We are writing with respect to the Agreement and Plan of Merger dated June 4, 2007, as amended June 15, 2007 (the “Agreement”), with Lone Star Fund V (U.S.), L.P. and its affiliates (collectively, “Lone Star”) and the related litigation pending in the Delaware Chancery Court.

On August 30, 2007, Lone Star publicly disclosed that it had made an offer to the Accredited Board of Directors to reduce the purchase price under the Agreement from $15.10 to $8.50 in exchange for resolving the pending litigation between Lone Star and Accredited. We believe that this offer is nothing more than an attempt to divert attention from the inherent weakness in Lone Star’s litigation position under the Agreement. Based on our review of the Agreement, it is evident that Accredited endeavored to obtain, and did successfully negotiate, unambiguous terms preventing Lone Star from terminating the Agreement based upon the changes in Accredited’s operations or financial condition that have occurred since execution of the Agreement. We read the express language of the Agreement as being clear that Lone Star assumed the entire risk of a diminution of value of Accredited in the present circumstances. The fact that these terms were obtained from a seasoned and sophisticated buyer of troubled assets, which was advised by a law firm that is a recognized expert in advising parties to merger and acquisition transactions, is clear evidence of Lone Star’s unqualified desire and intent to acquire Accredited while assuming the aforementioned risk.

We are pleased that the Board of Directors recognizes the strength of Accredited’s position under the Agreement and has rejected Lone Star’s revised offer. We support this decision and offer our support to the Board of Directors as it continues to appropriately carry out its fiduciary duties, which duties, in our view, require Accredited to pursue all available remedies under the Agreement. The strong protections included in the Agreement were designed to benefit and protect Accredited and its shareholders in circumstances such as those now faced by Accredited, and should be used accordingly.

Accredited Home Lenders Holding Co.

September 7, 2007

We believe that the greatest risk now faced by Accredited’s shareholders is neither the possibility of further deterioration of the non-prime residential mortgage loan market in which Accredited competes,1 nor the risk of an adverse outcome at trial. The first risk was eliminated when Lone Star signed the Agreement2 and a proper application of the facts and law by the Delaware Chancery Court should eliminate the second risk. Instead, we believe that the greatest risk facing Accredited’s shareholders is that the Board of Directors will attribute too much significance to the unlikely possibility of an adverse outcome at trial and settle for a price far removed from the value of Accredited’s existing claims against Lone Star.

After a thorough review of the Agreement, the facts in the public domain (including the prevailing market conditions at the time the Agreement was executed) and relevant case law, we believe that the Delaware Chancery Court will see this case as we see it – an experienced and sophisticated buyer (with a long history of successfully stepping into adverse industry environments, purchasing companies or assets at distressed prices and reaping significant rewards when recovery occurs)3 that is now trying to back away from a transaction and the risks it explicitly agreed to assume, when it appears to have concluded that its timing was inopportune in this instance. Moreover, Delaware courts require parties such as Lone Star to meet a heavy, and we believe insurmountable here, burden of proof when attempting to terminate obligations in reliance upon material adverse effect (“MAE”) clauses of the nature contained in the Agreement.4 When Lone Star agreed to acquire Accredited, it did so after a long due diligence exercise and a multi-bidder process that Accredited detailed in its Schedule 14D-9, filed with the Securities and Exchange Commission on June 19, 2007. There can be little question that Lone Star was aware prior to signing the Agreement of the impact already being felt by Accredited as a result of existing and ongoing adverse market conditions.5

[1]

We note that courts have stated in the antitrust context that entities which offer different loan and mortgage products to different classes of prospective borrowers, with different tolerances for risk, operate in distinct “lines of commerce.” See, e.g., U.S. v. Household Finance Corp., 602 F.2d 1255 (7th Cir. 1979); see generally Brown Shoe Co. v. U.S., 370 U.S. 294, 325 (1962). These cases support the conclusions that, as you allege in the complaint against Lone Star, Accredited’s “industry” is the non-prime residential mortgage loan market.

[2]

Based upon the public disclosures made by Accredited and the other public information regarding recent events in the non-prime residential mortgage loan market, it appears to us that the effect of events on Accredited’s business since the date of the Agreement has not been “disproportionate” compared to other lenders. Based on Accredited’s public disclosures, we are not aware of any basis for accepting Lone Star’s assertion in its public statements and its answer and counterclaim, notably never accompanied by supporting facts, of industry conditions having a disproportionate effect on Accredited. On the contrary, while Accredited continues in business, numerous other firms have already closed or filed for bankruptcy.

[3]

Specific examples of Lone Star’s recent history of purchasing banking and lending assets include the acquisitions of the Korean Exchange Bank, Tokyo Sowa Bank (a/k/a Tokyo Star Bank Ltd.), and First Credit (a Japanese mortgage lender).

[4]

A sophisticated entity that pursues companies that it knows are vulnerable to volatile economic conditions cannot treat MAE clauses as a “hair-trigger” right to repudiate a merger agreement, particularly where, as here, the seller bargained for a narrow MAE clause that clearly put the risk of an economic downturn on the acquirer. See, e.g., In re IBP, 789 A.2d at 34-53, 64, 66 (closely reviewing Tyson’s knowledge of IBP’s business as well as the bargaining context for the merger agreement, and enforcing specific performance even though the MAE in question, unlike here, did not include a carve-out for a downturn in economic conditions) (citing Bear Stearns Co. v. Jardine Strategic Holdings, No. 31371187, slip. op. (N.Y. Supr. June 17, 1988) (tender offeror for 20% of Bear Stearns could not rely on MAC clause to back out after Bear Stearns lost $100 million in one day, because the buyer knew that Bear Stearns was in a volatile, cyclical business)).

[5]

Lone Star’s pursuit of Accredited is documented from late 2006. We note that Accredited’s common stock price had fallen from a high close of $29.01 on February 5, 2007 to a low close of $3.97 on March 13, 2007 clearly reflecting the hostile environment and its impact on Accredited well before Lone Star committed to a purchase price of $15.10. For examples of the adverse conditions broadly affecting the industry, see Accredited’s Statement on Schedule 14D-9 that was filed with the Securities and Exchange Commission on June 19, 2007 and for further commentary and anecdotal examples of the breadth of general market deterioration, see http://www.ml-implode.com.

Accredited Home Lenders Holding Co.

September 7, 2007

As Accredited’s second largest shareholder, we fully support and encourage the Board to continue to make decisions consistent with the strength of Accredited’s legal position. It appears that we are certainly not alone in this assessment. Given that the trading price of Accredited’s common stock on the New York Stock Exchange has been materially in excess of $8.50 since the announcement of Lone Star’s offer on August 30, 2007, we believe the market also recognizes the weakness of Lone Star’s position and is anticipating a recovery well in excess of today’s closing price of $10.14. Given the significant number of Accredited’s shares that have changed hands over the past few trading days, any shareholder that does not agree with the strength of Accredited’s position has had ample opportunity to sell its shares at levels far exceeding Lone Star’s proposed amended price. Accordingly, we believe that the current shareholder base is strongly supportive of Accredited’s decision to enforce the Agreement’s terms and to pursue all available remedies thereunder.

Please note that we currently expect to include a copy of this letter with the Schedule 13D filing that we plan to make next week. We are available to discuss these matters with you at your convenience.

Very truly yours,

STARK INVESTMENTS

/s/ Brian J. Stark
Brian J. Stark
Principal

cc:	Via Fax (214-754-8302) and Express Delivery
Mr. Len Allen
Lone Star U.S. Acquisitions, LLC
717 North Harwood Street, Suite 2200
Dallas, TX 75201